                                                                     Exhibit 2.1




                                   AGREEMENT

     THIS AGREEMENT is made and entered into as of the 28th day of January, 2002 (the "Effective Date"), by and among IRON DYNAMICS, INC., an Indiana corporation ("IDI"), STEEL DYNAMICS, INC., an Indiana corporation ("SDI"), the lender banks who are parties to this Agreement (the "IDI Lenders") and MELLON BANK, N. A., as Agent for the IDI Lenders under the IDI Credit Agreement referred to below (the "Agent"), under the following circumstances:

A. IDI, the IDI Lenders and the Agent are parties to that certain Credit Agreement dated as of December 31, 1997, as amended by the Amendment and Waiver, dated as of June 10, 1998, the Second Amendment to Credit Agreement, dated as of March 15, 1999, the Third Amendment and Waiver to Credit Agreement, dated as of June 30, 1999, the Fourth Amendment to Credit Agreement, dated as of December 21, 1999, the Fifth Amendment and Waiver to Credit Agreement, dated as of March 29, 2000, the Sixth Amendment to Credit Agreement, dated as of November 30, 2000, the Seventh Amendment to Credit Agreement, dated as of March 15, 2001 and the Eighth Amendment to Credit Agreement dated as of July 20, 2001 (as so amended, the "IDI Credit Agreement"), pursuant to which the IDI Lenders have extended credit to IDI.

B. SDI as borrower, the IDI Lenders together with certain other lender banks not parties to this Agreement (collectively the "SDI Lenders") and Mellon Bank, N.A. as agent for the IDI Lenders are parties to that certain Credit Agreement (Amended and Restated), dated as of June 30, 1994 and amended and restated as of June 30, 1997 (as so amended and restated, and as further amended by the First, Second, Third and Fourth Amendments thereto dated as of May 4, 1998, March 1, 2000, March 15, 2001 and July 20, 2001,
     respectively, the "SDI Credit Agreement"), pursuant to which the SDI Lenders have extended credit to SDI.

C. SDI as borrower, Kreditanstalt Fur Wiederaufbau and GE Capital CFE, Inc. as lenders (collectively the "SDI Unsecured Lenders") and Mellon Bank, N.A., as agent for the SDI Unsecured Lenders are parties to that certain Credit Agreement dated as of May 5, 2000, as amended as of March 15, 2001, as modified by the Consent and Agreement dated as of July 10, 2001, and as further amended by a Second Amendment dated as of July 20, 2001 (as so amended the "SDI Unsecured Credit Agreement"), pursuant to which the SDI Unsecured Lenders have extended credit to SDI.

D. Effective December 31, 2001, SDI was in violation of the leverage ratio covenant contained in the SDI Credit Agreement and in the SDI Unsecured Credit Agreement, and SDI has requested the SDI Lenders (including the IDI Lenders), the SDI Unsecured Lenders and the Agent to execute and deliver a Fifth Amendment to Credit Agreement and Limited Waiver ("Fifth Amendment and Waiver") and a Third Amendment to Unsecured Credit Agreement and Limited Waiver ("Third Amendment and Waiver"), respectively (the Fifth Amendment and Waiver and the Third Amendment and Waiver are collectively referred to herein as the "Waivers") in the forms attached hereto as Exhibit "A" and Exhibit "B."

E. The IDI Lenders and the SDI Unsecured Lenders have agreed to execute and deliver the Waivers subject to, and in consideration of the performance by IDI and SDI of the agreements set forth in this Agreement.

     NOW, THEREFORE, in consideration of the covenants and promises herein, the parties agree as follows:

     1. SDI, the IDI Lenders and the Agent agree to execute and deliver the Fifth Amendment and Waiver on the Effective Date, and SDI, the SDI Unsecured Lenders and the Agent agree to execute and deliver the Third Amendment and Waiver on said Effective Date.

     2. SDI agrees to execute and deliver to the IDI Lenders a Guaranty and Suretyship Agreement in the form attached hereto as Exhibit "C" (the "2002 Guaranty") on the Effective Date.

     3. SDI shall pay, or shall cause IDI to pay, to the IDI Lenders the sum of Fifteen Million Dollars ($15,000,000) in cash on February 1, 2002, such amount to be applied ratably to the outstanding principal balance of Loans under the IDI Credit Agreement. With respect to the 2002 Guaranty, the Guaranty and Suretyship Agreement dated as of July 20, 2001 and the Guaranty and Suretyship Agreement dated as of March 15, 2001 (collectively the "SDI Guaranties"), in each case made by SDI in favor of the IDI Lenders, the $15 million payment made pursuant to the immediately preceding sentence shall be deemed to apply to installments of Loans under the IDI Credit Agreement so as to reduce the liability of SDI under the SDI Guaranties in an aggregate amount of $15 million.

     4. SDI shall deliver to the IDI Lenders on a pro rata basis determined in accordance with each IDI Lender's proportionate share of the total Commitments under the IDI Credit Agreement, SDI common stock which shall be covered by an effective "resale shelf" registration statement to be filed by SDI on SEC Form S-3, at the times, in the amounts and subject to the following provisions:

     a. On each of March 1, 2002, March 15, 2002 and March 29, 2002, SDI will issue to the IDI Lenders the number of shares of its common stock determined by dividing the closing price of SDI stock on the NASDAQ National Market on the second business day prior to each of said three issue dates, into $7,333,334, and rounding up to the next whole number of shares.

     b. SDI will maintain the effectiveness of the registration statement for the maximum period of time permitted by SEC Rule 415 (a)(2), namely two years from and after the initial effective date of the registration statement in March, 2002, subject to earlier termination if and when all of the shares issued to the IDI Lenders have been sold; provided, however, that in the event that, at any time during the effectiveness of the shelf registration statement, SDI shall have elected to register a primary equity offering of its own, as contemplated by Paragraph 4d, SDI shall be entitled, upon not less than 10-days written notice to the IDI Lenders, to discontinue the effectiveness of the shelf registration statement and to require the IDI Lenders to discontinue any sales of SDI shares pursuant to the shelf registration statement, for such period, if any, as may be required in order to enable SDI to lawfully effect such transaction (but such period shall in no event be longer than 90 days or commence prior to June 15, 2002), following which the effectiveness of the registration statement shall be reinstated and the IDI Lenders shall be entitled to resume their sales pursuant thereto. It shall be SDI's responsibility to notify the IDI Lenders when, if at all, such sales must be discontinued and when they may be resumed consistent with the foregoing limitations.

     c. Each IDI Lender may sell any or all of the SDI shares it receives pursuant to subparagraph 4a above, provided, however, that during the period commencing on March 1, 2002 and ending on May 31, 2002 (the "Restriction Period"), the IDI Lenders shall not sell, in aggregate, more than 30,000 shares on any single trading day ("trading day" being defined to mean any day the NASDAQ national market is open for business), excluding any exempt private off the market transactions.

     d. If SDI should elect to register a primary equity offering of its own, SDI will afford to those IDI Lenders wishing to avail themselves of the opportunity, "piggyback" registration rights to sell a portion or all of their remaining SDI shares in connection with such offering, it being understood that such opportunity shall be elective with each IDI Lender. Following such offering, any IDI Lender having remaining SDI shares shall be entitled to resume selling such shares pursuant the shelf registration statement in the manner contemplated in Paragraph 4b.

     e. Each IDI Lender agrees to notify SDI in writing, following each sale by such IDI Lender of SDI shares, of the number of shares so sold and the date of each such sale.

     f. In connection with the issuance of the SDI shares described in Paragraph 4a and the "resale shelf" registration statement to be effected by SDI in connection therewith, SDI shall deliver or cause to be delivered to the IDI Lenders, dated concurrently with the delivery of the SDI shares and the effectiveness of the registration statement, addressed to each IDI Lender, a legal opinion in substantially the form attached hereto as Exhibit "D".

     g. The IDI Lenders, the Agent and SDI each agree to execute and deliver a registration rights agreement (the "Registration Rights Agreement") in the form attached hereto as Exhibit "E" not later than February 28, 2002.

     5. In the event that SDI should determine at some future date, in its sole discretion, to re-start the IDI facility (whether as a subsidiary corporation of SDI or as an operating division of

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SDI) and in the further event that operations at the IDI facility generate positive EBITDA ("IDI EBITDA") (as defined below) in any fiscal year, then within 30 days after the end of such fiscal year, SDI shall pay to the IDI Lenders, pro rata in accordance with the calculation contemplated by Paragraph 4, an amount equal to 50% of (i) such IDI EBITDA, minus (ii) any accrued income tax liability of SDI as a result of such IDI EBITDA (herein "Additional Bank Payments"), and such Additional Bank Payments shall continue until such time as the IDI Lenders shall have received an aggregate dollar amount equal to $21,986,841. The transfer price to be paid by SDI to IDI for the product produced at the IDI facility shall be set quarterly in an amount equal to the 6-week average price for pig iron (RN Steel-Making Grade) as published in the most recent issue of Ryan's Notes, a bi-weekly publication of ferrous and non-ferrous news and prices.

     For purposes of this Paragraph 5, the term "IDI EBITDA" means in any fiscal year of IDI (or in any fiscal year of SDI should IDI become an operating division of SDI rather than remaining a subsidiary of SDI), IDI's earnings before interest, taxes, depreciation and amortization, determined in accordance with generally accepted accounting principles, consistently applied, calculated, and certified to the IDI Lenders by, an officer of SDI. IDI EBITDA shall not be affected by any "extraordinary items" (as that term is defined by GAAP) of gain or loss, nor shall IDI EBITDA be affected by the gain or loss from the sale of assets not in the ordinary course of business that does not constitute an "extraordinary item" of gain or loss as defined by GAAP. It is further understood and agreed that for purposes of determining IDI EBITDA, any costs incurred by SDI on behalf of IDI for the services described in Schedule 1 to that certain Administration Agreement between SDI and IDI dated as of June 10, 1998 ("Administration Agreement"), will be allocated to IDI on the basis of the actual costs of such services, without markup, consistent with the past practice of SDI and IDI prior to the date hereof under the Administration Agreement. If SDI does re-start the IDI facility, the IDI Lenders shall have the right to examine IDI's books and records at any reasonable time during normal business hours, having first given SDI at least 48 hours advance notice, and the IDI Lenders shall have the right, at their own expense, to cause outside consultants or auditors selected by the IDI Lenders to examine and/or audit such books and records at any reasonable time during normal business hours having first given SDI 7 days advance notice. In addition, if SDI re-starts the IDI facility, SDI agrees to provide to the IDI Lenders from and after the date of such re-start, and for so long thereafter as the IDI facility remains in operation, quarterly internally prepared consolidating statements of income, cash flows and changes in stockholders' equity of IDI for such fiscal quarter and for the period from the beginning of the fiscal year to the end of such fiscal quarter and internally prepared consolidating balance sheets of IDI as of the close of such fiscal quarter, and notes to each, in each case which would be required to be included in a Form 10-Q quarterly report if IDI were required to file such a report under the Securities Exchange Act of 1934, all in reasonable detail, setting forth in comparative form the corresponding figures for the same periods or as of the same date during the preceding fiscal year (except for the balance sheet, which shall set forth in comparative form the corresponding balance sheet as of the prior fiscal year end). Such financial statements shall be certified by an officer of SDI as presenting fairly in all material respects the financial position of IDI as of the end of such fiscal quarter and the results of operations and cash flows and changes in stockholders' equity for such fiscal year, in conformity with GAAP, subject to normal and recurring year-end adjustments.

     SDI agrees that the IDI facility shall continue to be owned at all times by IDI as a subsidiary of SDI or by SDI, in which case the IDI facility shall be an operating division of SDI. If SDI does not re-start and operate the IDI facility (whether as a subsidiary corporation to SDI or as an operating division of SDI) within five (5) years from the Effective Date, then on the fifth anniversary of the Effective Date, SDI's obligations to make Additional Bank Payments under this Paragraph 5 shall terminate, and SDI and IDI shall have no further obligations under this Agreement.

     6. Following the payment referenced in Paragraph 3 above, IDI shall no longer be obligated to make its regularly scheduled revolving loan principal installment of $421,052.63 on February 28, 2002. IDI agrees to continue making monthly interest payments on the outstanding principal amount due under the IDI Credit Agreement (as reduced by the payments contemplated in Paragraphs 3 and 4 above) through March 29, 2002. From and after March 29, 2002, upon compliance by SDI and IDI with all other obligations to be performed by them on or prior to such date under Paragraphs 1, 2, 3, 4a, 4b, 4f and 4g, no further interest payments shall be made to the IDI Lenders. The payments referenced in Paragraphs 3 and 4 above shall constitute full and final settlement of (i) all of IDI's obligations and liabilities to the IDI Lenders under the IDI Credit Agreement, and (ii) all of SDI's obligations to the IDI Lenders under any existing guaranties of the IDI Indebtedness, including, without limitation, the Amended Guaranty referred to in Paragraph 2 above, subject only to SDI's obligation to make Additional Bank Payments as contemplated in Paragraph 5 above.

     Upon the issuance by SDI of the final installment of its shares to the IDI Lenders on March 29, 2002 as contemplated in Paragraph 4a, and compliance by SDI and IDI with all other obligations to be performed by them on or prior to such date under Paragraphs 1, 2, 3, 4b, 4f and 4g, the IDI Credit Agreement and all related security agreements, and all SDI Guaranties will terminate, all security interests held by the Agent for the benefit of the IDI Lenders will be released, and all promissory notes executed by IDI in favor of the IDI Lenders pursuant to the IDI Credit Agreement will be returned to IDI marked paid in full.

     7. SDI agrees that all of its obligations under this Agreement shall be permitted obligations under any subsequent credit agreement to which it may be a party in connection with the refinancing of SDI's bank debt currently held by the SDI Lenders and the SDI Unsecured Lenders, respectively. SDI and IDI also agree that they will not enter into any agreement that would prohibit SDI or IDI from performing its obligations hereunder.

     8. Each of the Agent and the IDI Lenders agrees to keep confidential any information relating to IDI or to IDI operations received by it pursuant to or in connection with this Agreement which is (a) trade information which the Agent and the IDI Lenders reasonably expect that IDI would want to keep confidential,
(b) technical information with respect to the equipment or operations of the IDI facility, (c) information contained in any contracts to which IDI is a party and which have been provided to the IDI Lenders, (d) financial or environmental information or (e) information which is clearly marked "CONFIDENTIAL"; provided, however, that this Paragraph 8 shall not be construed to prevent the Agent or any IDI Lender from disclosing such information (i) to any Affiliate (as that term is defined in the IDI Credit

Agreement) or advisor that shall agree to be bound by this obligation of confidentiality, (ii) upon the order of any court or administrative agency of competent jurisdiction, (iii) upon the request or demand of any regulatory agency or authority having jurisdiction over the Agent or such IDI Lender (whether or not such request or demand has the force of law), (iv) that has been publicly disclosed, other than from a breach of this provision by the Agent or any IDI Lender, (v) that has been obtained from any person that is neither a party to this Agreement nor an Affiliate of any such party or (vi) as expressly contemplated by this Agreement. SDI and IDI acknowledge that representatives of the IDI Lenders may visit the IDI facility and collect information relating to IDI operations, subject to the terms of this Paragraph 8.

     9. No amendment to or waiver of any provision of this Agreement shall in any event be effective unless in a writing manually signed by SDI, IDI, the Agent and all of the IDI Lenders. Any such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

     10. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns, provided however that SDI may not assign or delegate its obligations hereunder or duties hereunder without the written consent of all of the IDI Lenders (which, in the case of a business combination involving SDI, shall not be unreasonably withheld).

     11. SDI agrees that the costs and expenses of the IDI Lenders and the Agent (including reasonable attorneys' fees) incurred by them in connection with the negotiation, execution, delivery, and performance of this Agreement through the date of release of security interests in IDI assets as contemplated in Paragraph 6 shall be deemed to be costs and expenses of the Agent and the IDI Lenders reimbursable under the SDI Credit Agreement and shall be reimbursed accordingly.

     12. This Agreement may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute but one and the same instrument.

     13. This Agreement shall be deemed to be a contract under the laws of the State of New York and for all purposes shall be governed by and construed and enforced in accordance with the laws of said State.


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



     IN WITNESS WHEREOF, the parties hereto, by their officers thereunto duly authorized, have executed and delivered this Amendment as of the date first above written.

                                            IRON DYNAMICS, INC.



                                            By /s/ Keith E. Busse
                                            ------------------------------------
                                            Title: President & Chief
                                                   Executive Officer

                                            STEEL DYNAMICS, INC.



                                            By /s/ Keith E. Busse
                                            ------------------------------------
                                            Title: President & Chief
                                                   Executive Officer



                                            MELLON BANK, N.A., as Agent


                                            By /s/ Roger N. Stanier
                                            ------------------------------------
                                            Title: Duly Authorized Signitory




                                            GE CAPITAL CFE, INC.


                                            By /s/ Michael Smith
                                            ------------------------------------
                                            Title: Vice President



                                            KREDITANSTALT FUR WIEDERAUFBAU



                                            By /s/ Illegible
                                            ------------------------------------
                                            Title:

                                            By /s/ Illegible
                                            ------------------------------------
                                            Title:

                                            COMERICA BANK



                                            By /s/ James B. Haeffner
                                            ------------------------------------
                                            Title: First Vice President



                                            NATIONAL CITY BANK, INDIANA



                                            By /s/ Larry Mayers
                                            ------------------------------------
                                            Title: Senior Vice President



                                            LASALLE BANK NATIONAL ASSOCIATION



                                            By /s/ James Thompson
                                            ------------------------------------
                                            Title: Group Senior Vice
                                                   President


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